Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of

SunCoke Energy, Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-183015) pertaining to the Savings Plan for Subsidiaries of SunCoke Energy, Inc. of SunCoke Energy, Inc. of our report dated June 26, 2014 relating to the statements of net assets available for plan benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 26, 2014